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**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934**

For the month of: June 2004
Commission File Number: 000-50012

<u>Gold City Industries Ltd.</u>
(<u>Translation of registrant's name into English</u>)

<u>550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6</u>
(Address of principal executive offices)

1.   Press Release Dated June 16, 2004
2.   Press Release Dated June 9, 2004
3.   Press Release Dated June 8, 2004
4.   Press Release Dated June 2, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-23

June 16, 2004   TSX Venture: GC

Gold City Arranges $750,000 Brokered Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a brokered flow-through private placement of 3,000,000 Units with Canaccord Capital Corporation, priced at $0.25 per Unit, for total gross proceeds of $750,000. Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.30 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold. An agent's cash commission of 7.5% of the proceeds and an administration fee of $5,350 is payable and agent's warrants totaling 10% of the Units (300,000 warrants) will be issued. The agent's warrants will be exercisable, at $0.30 per share, for one year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on British Columbia exploration properties.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6
telephone: (604) 682-7677 fax: (604) 642-6577
email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-22

June 9, 2004   TSX:V : GC

Gold City Announces Drilling and Trenching at its Greenwood Gold Project

Paul Cowley, Vice President of Exploration, is pleased to announce that the Company has initiated a diamond drill program on the Lexington Property near Greenwood, British Columbia. 3,500 metres of drilling (20 holes) is planned in this campaign, which is expected to take six weeks to complete. The objective of the program is to expand the Grenoble deposit resource base on the Lexington property, which is currently comprised of an indicated resource of 152,000 tonnes grading 13.8 grams/tonne gold equivalent and an inferred resource of 58,300 tonnes at 13.8 grams/tonne gold equivalent (NR 04-17).

Three target areas will be tested in this campaign at Lexington as follows:

- The edges of the Grenoble deposit remain open over much of its 375 metre strikelength and will be tested by 8 holes to expand the deposit.

- The Grenoble deposit is open down plunge to the southeast. Four holes are planned to explore a 100 metre down plunge projection of the deposit.

- The TG-81 target, located 200 metres from the Grenoble deposit, has previously returned encouraging results including intercepts of 4.4 metres grading 28.29 grams/tonne gold & 2.18% copper and 4.8 metres grading 16.94 grams/tonne gold & 1.48% copper. Continuity within the TG-81 zone will be tested with 8 holes, aimed at defining a separate satellite resource.

In other news, trenching is progressing on previously untested soil geochemical anomalies in the northwest and southern parts of the Company's nearby Golden Crown Property. Additional grid work (mapping, soil geochemical & geophysical surveys) is being conducted on the Golden Crown Property, in order to define new anomalies to be trenched and drilled in 2004.

Gold City Industries Ltd.

Signed "Paul Cowley"

Paul Cowley, P.Geo.
Vice President Exploration

For further information please contact Fred Sveinson, President at (604) 682-7677 or Maria Da Silva at MarketSmart Communications at (604) 261-4466.

Latest Drill Results Significantly Expand San Gold #1 Zone to Propel Rice Lake Gold Corp. toward its 1.2 million ounce target.

June 8, 2004
Bissett, Manitoba

Dale Ginn, President of San Gold Resources Corporation (SGR TSX-V) and Fred Sveinson, President of Gold City Industries Ltd. (GC TSX-V) are pleased to announce results from the remaining holes of the Phase 1 drilling on the San Gold #1 Zone. Phase 1 drilling has intersected the deposit over a 425 meter (1,400 feet) strike length to a depth of 200 meters (650 feet) to date, and remains open in all directions.

2004 Phase 1 Remaining Holes:

Hole #	Section	From	To	Length	Gold g/tonne (oz/ton)	
SG-04-04	325E	27.5m	30.5m	3.1m (10ft)	5.8	(0.17)
SG-04-05	300E	46.7m	49.1m	2.5m (8ft)	3.5	(0.10)
SG-04-06	300E	130.2m	133.3m	3.1m (10ft)	5.8	(0.17)
SG-04-07	050E	218.1m	219.9m	1.8m (6ft)	10.7	(0.31)
SG-04-08	050E	234.5m	237.6m	3.1m (10ft)	5.8	(0.17)
SG-04-09	263E	157.1m	165.6m	8.5m (28ft)	1.0	(0.03)
SG-04-10	400E	151.6m	152.8m	1.2m (4ft)	4.5	(0.13)
SG-04-11	475E	41.2m	42.4m	1.2m (4ft)	4.1	(0.12)

A second phase of drilling is now underway, in order to prepare this deposit for a resource calculation, with the goal of quickly achieving a 1.2 million ounce resource in combination with the existing 550,000 ounces (audited by ACA Howe - 2003) at the neighboring Rice Lake Gold Mine, located 3 kilometers west by road.

Drilling will also extend the zone towards previously drilled hole (1998) #SN-98-20, the deepest intersection on San Gold #1 zone at 400 meters (1300 feet) and section 000E. This hole intersected 24.4 meters (80 feet) of 4.8 g/tonne (0.14 oz/ton) including a 3.1m (10ft) section grading 14.4 g/tonne (0.42 oz/ton). The San Gold mineralization occurs on the eastern limb of a fold that hosts the Rice Lake Gold Mine mineralization. It is anticipated that the gold mineralization at San Gold #1 will extend to a depth of at least 1,800 metres (approx 5,500 feet) to correspond with the mined depth to date of the Rice Lake Gold Mine on the opposite limb of the fold.

The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. This program was carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo., the Qualified Persons for this project under National Instrument 43-101.

Please view our web site at www.ricelakejv.com.

San Gold Resources Corporation   Gold City Industries Ltd.
Dale Ginn, President   Fred Sveinson, President
(204) 794-5818   (604) 682-7677

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-17

May 17, 2004   TSX Venture: GC

GOLD CITY TRIPLES ITS GREENWOOD GOLD-COPPER RESOURCE BASE

Paul S. Cowley, VP Exploration, is pleased to announce that Snowden Mining Industry Consultants Inc. (Snowden) has produced an independent resource calculation on the Company's Lexington and Golden Crown properties near Greenwood, British Columbia. The two separate resource estimates comply with the CIM Guidelines and Standards and National Instrument 43-101 with respect to reporting mineral resources. Neil Burns, P.Geo. with Snowden is the Qualified Person who prepared the resource calculations. The Grenoble deposit on the Lexington property and the Golden Crown deposit resource calculations are tabulated below using various grade cut-off values:

Table 1 Classified Lexington Classified Resource

MEASURED AND INDICATED RESOURCES LEXINGTON BY GOLD EQUIVALENT (AUEQ) CUTOFFS												
AUEQ g/t	MEASURED				INDICATED				MEASURED + INDICATED			
CUTOFF	TONNES	AUEQ	AU	CU	TONNES	AUEQ g/t	AU g/t	CU %	TONNES	AUEQ g/t	AU g/t	CU %
15	0	0.0	0.0	0.0	43,100	23.8	19.0	2.2	43,100	23.8	19.0	2.2
10	0	0.0	0.0	0.0	90,200	17.6	13.4	1.9	90,200	17.6	13.4	1.9
8	0	0.0	0.0	0.0	128,300	15.1	11.3	1.7	128,300	15.1	11.3	1.7
6	**0**	**0.0**	**0.0**	**0.0**	**152,600**	**13.8**	**10.3**	**1.6**	**152,600**	**13.8**	**10.3**	**1.6**
4	0	0.0	0.0	0.0	158,300	13.5	10.1	1.6	158,300	13.5	10.1	1.6
3	0	0.0	0.0	0.0	158,600	13.5	10.1	1.6	158,600	13.5	10.1	1.6
0.01	0	0.0	0.0	0.0	158,600	13.5	10.1	1.6	158,600	13.5	10.1	1.6

INFERRED RESOURCES LEXINGTON BY AUEQ CUTOFFS INFERRED				
CUTOFF	TONNES	AUEQ g/t	AU g/t	CU %
15	19,900	22.0	17.0	2.3
10	34,900	17.7	13.1	2.1
8	47,900	15.3	11.3	1.8
6	**58,300**	**13.8**	**10.2**	**1.7**
4	61,900	13.3	9.8	1.6
3	61,900	13.3	9.8	1.6
0.01	62,000	13.3	9.8	1.6

At a cutoff of 6 g/t gold equivalent, the Lexington Indicated resource consists of 152,600 tonnes grading 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t. At the same cutoff, the Inferred resource is 58,300 tonnes grading 10.2 g/t gold and 1.7% copper or a gold equivalent of 13.8 g/t.

Gold equivalent grades for both properties were calculated using the following metal prices and formula:
Prices: Au: $380/oz or $11.08195/gram; Cu: $1.10/lb or $0.00243/gram; Price Ratio: 4569.712
AUEQ = Au + (CuX10,000/4569.712)

Table 2 Golden Crown Classified Resource

AUEQ g/t	MEASURED				INDICATED				MEASURED + INDICATED			
CUTOFF	TONNES	AUEQ	AU	CU	TONNES	AUEQ g/t	AU g/t	CU %	TONNES	AUEQ g/t	AU g/t	CU %
15	0	0.0	0.0	0.0	14,200	30.6	28.7	0.9	14,200	30.6	28.7	0.9
10	0	0.0	0.0	0.0	22,500	23.8	21.9	0.9	22,500	23.8	21.9	0.9
8	0	0.0	0.0	0.0	27,800	21.0	19.2	0.8	27,800	21.0	19.2	0.8
6	**0**	**0.0**	**0.0**	**0.0**	**30,700**	**19.7**	**17.9**	**0.8**	**30,700**	**19.7**	**17.9**	**0.8**
4	0	0.0	0.0	0.0	34,000	18.3	16.5	0.8	34,000	18.3	16.5	0.8
1	0	0.0	0.0	0.0	40,800	15.6	14.0	0.7	40,800	15.6	14.0	0.7
0.01	0	0.0	0.0	0.0	43,400	14.7	13.2	0.7	43,400	14.7	13.2	0.7

MEASURED AND INDICATED RESOURCES GOLDEN CROWN AT AUEQ CUTOFFS

INFERRED RESOURCES GOLDEN CROWN AT AUEQ CUTOFFS INFERRED				
CUTOFF	TONNES	AUEQ g/t	AU g/t	CU %
15	24,000	22.1	20.1	0.9
10	48,200	17.2	15.7	0.7
8	62,900	15.2	13.9	0.6
6	**74,200**	**14.0**	**12.7**	**0.6**
4	87,000	12.7	11.4	0.6
1	101,100	11.2	10.1	0.5
0.01	104,700	10.9	9.7	0.5

At a cutoff of 6 g/t gold equivalent, the Golden Crown Indicated resource is 30,700 tonnes grading 17.9 g/t gold and 0.8% copper or a gold equivalent of 19.7 g/t. At the same cutoff, the Inferred resource is 74,200 tonnes grading 12.7 g/t gold and 0.6% copper or a gold equivalent of 14.0 g/t.

Fred Sveinson, President is quoted to say, "The tripling of the resource base on the Greenwood Gold Project is a great boost for the Company. The increase in the resources from reported historic numbers of 50,000 ounces to the 87,440 indicated ounce gold equivalent and the 59,460 inferred ounce gold equivalent is attributed to the efforts of the Gold City geological team, a better understanding and interpretation of the deposits, and the successful fall 2003 drill programs. We are confident in further expansion of the resource base on both deposits. A $1.2 million exploration program is in full swing for the Company's British Columbia mineral properties, including approximately 6,000 metres of drilling, the bulk of which is directed toward the Greenwood Gold Project properties."

Gold City Industries Ltd.
Signed "Paul Cowley"
Paul Cowley, VP Exploration

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

June 30, 2004   By: /s/ Frederick Sveinson, President
Date